Exhibit 99.1

Nano Labs Resolves Nasdaq Minimum Market Value of Publicly Held Shares Deficiency

HANGZHOU, China, October 11, 2024 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today that it received a written notice from the Listing Qualifications Staff of Nasdaq on October 10, 2024, notifying the Company that it has regained compliance with the minimum market value of publicly held shares (“MVPHS”) requirement under Nasdaq Listing Rule 5450(b)(2)(C) (the “Rule”).

The Company was previously notified by Nasdaq on July 11, 2024 that it was not in compliance with the MVPHS requirement because its ordinary share had failed to maintain a MVPHS of $15,000,000 over the previous 30 consecutive trading days as required by the Nasdaq Global Market under the Rule. In order to regain compliance with the Rule, the Company was required to maintain a minimum MVPHS of $15,000,000 or more for at least 10 consecutive trading days. The staffs of Nasdaq Listing Qualifications Department of the Nasdaq Stock Market determined that the requirement was met on October 9, 2024.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com